UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: August 8, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated August 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 8, 2013	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

SECOND QUARTER RESULTS

Highlights

•	Declared a cash dividend of $0.03 per share for the quarter ended June 30, 2013.

•

Reported second quarter 2013 adjusted net loss attributable to shareholders of Teekay Tankers(1) of $6.3 million, or $0.08 per share (excluding specific items which decreased GAAP net loss by $0.6 million, or $0.01 per share).

•	Took delivery of the 50 percent-owned VLCC newbuilding, Hong Kong Spirit, in June 2013 which commenced a five-year time-charter contract.

•	Extended time-charter out contract of one Aframax tanker at above current spot market rates, maintaining strong fixed-rate charter coverage of approximately 40 percent over the next 12 months.

•	Total liquidity of $255.5 million with no significant debt maturities until 2017.

Hamilton, Bermuda, August 8, 2013—Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported an adjusted net loss attributable to shareholders of Teekay Tankers(1) (as detailed in Appendix A to this release) of $6.3 million, or $0.08 per share, for the quarter ended June 30, 2013, compared to adjusted net income attributable to shareholders of Teekay Tankers of $0.9 million, or $0.01 per share, for the same period in the prior year. The increase in adjusted net loss attributable to shareholders of Teekay Tankers is primarily the result of the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters and lower average realized spot tanker rates for the second quarter of 2013 compared to the same period in the prior year. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of decreasing net loss attributable to shareholders of Teekay Tankers by $0.6 million, or $0.01 per share, and increasing net income attributable to shareholders of Teekay Tankers by $0.2 million, or $0.00 per share, for the three month periods ended June 30, 2013 and June 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $5.7 million, or $0.07 per share, for the quarter ended June 30, 2013, compared to a net income attributable to shareholders of Teekay Tankers of $1.1 million, or $0.01 per share, for the quarter ended June 30, 2012. Net revenues(2) were $41.0 million and $50.9 million for the second quarters of 2013 and 2012, respectively.

(1)	Adjusted net (loss) income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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For the six months ended June 30, 2013, the Company reported an adjusted net loss attributable to shareholders of Teekay Tankers of $9.9 million or $0.12 per share, compared to adjusted net income attributed to the shareholders of Teekay Tankers of $4.0 million or $0.05 per share for the same period in the prior year. The increase in adjusted net loss attributable to shareholders of Teekay Tankers is primarily the result of the change in employment of certain of the Company’s vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters and lower average spot realized tanker rates for the first six months of 2013 compared to the same period in the prior year. Adjusted net loss attributable to shareholders of Teekay Tankers excludes a number of specific items that had the net effect of decreasing net loss attributable to shareholders of Teekay Tankers by $2.2 million, or $0.03 per share and increasing net income attributable to shareholders of Teekay Tankers by $1.2 million or $0.02 per share for the six month periods ended June 30, 2013 and June 30, 2012, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, a net loss attributable to shareholders of Teekay Tankers of $7.7 million, or $0.09 per share, for the six months ended June 30, 2013, compared to a net income attributable to shareholders of Teekay Tankers of $5.2 million, or $0.07 per share, for the six months ended June 30, 2012. Net revenues(2) were $83.1 million and $104.4 million for the six months ended June 30, 2013 and June 30, 2012, respectively.

The Company’s financial statements for prior periods include the historical results of the 13 vessels acquired by the Company from Teekay Corporation in June 2012, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay Corporation.

During the second quarter of 2013, the Company generated $5.6 million, or $0.07 per share, in Cash Available for Distribution(3), compared to $8.3 million, or $0.10 per share, in the first quarter of 2013. On July 8, 2013, Teekay Tankers declared its fixed dividend of $0.03 per share for the second quarter of 2013, which was paid on July 31, 2013 to all shareholders of record on July 19, 2013. Since the Company’s initial public offering in December 2007, it has declared dividends in 23 consecutive quarters, which now totals $7.245 per share on a cumulative basis.

(1)	Adjusted net (loss) income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.
(3)	Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, for the period when these vessels were owned and operated by Teekay Corporation. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Summary of Recent Events

First Priority VLCC Mortgage Loans

In July 2010, the Company invested $115 million in two loans maturing in July 2013, secured by first priority mortgages registered on two 2010-built Very Large Crude Carrier (VLCC) newbuildings. The borrowers have been in default on their interest payment obligations since January 2013. As a result, the Company entered into discussions with the borrowers and the second priority mortgagees of the vessels to realize on its security for the loans. In May 2013, Teekay Tankers took over management of the vessels. Currently one of the vessels is trading in the spot tanker market under Teekay Tankers’ management while the other vessel remains under detention by authorities in Egypt due to an incident that occurred prior to the transition of vessel management to the Company. The vessel’s insurers are in the process of negotiating the release of the vessel, after which it is expected the vessel will commence trading in the spot tanker market under Teekay Tankers’ management. In the second quarter of 2013, the Company recorded a $4.5 million loss provision on its investment in these term loans, inclusive of $6.6 million of accrued but unpaid interest as at June 30, 2013, to reflect the estimated loss that could be incurred based on the Company’s current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the two VLCC vessels.

Long Range 2 Product Tanker Newbuilding Orders

In early April 2013, Teekay Tankers ordered four fuel-efficient 113,000 dead-weight tonne Long Range 2 (LR2) product tankers from STX Offshore & Shipbuilding Co., Ltd. (STX) plus options to order additional vessels. The payment of the first shipyard installment by Teekay Tankers to STX is contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In late May 2013, STX commenced a voluntary financial restructuring with its lenders during which STX’s refund guarantee applications were temporarily suspended. On July 31, 2013, STX announced it had completed its financial restructuring process. STX has indicated that certain amendments to the terms of the contracts with Teekay Tankers may be required in order to secure the issuance of the refund guarantees. The Company has not agreed to any such amendments. To date, Teekay Tankers has not made any installment payments to STX for the four newbuilding LR2 vessels and, prior to receiving the refund guarantees, Teekay Tankers has the right to cancel the newbuilding orders at its discretion.

Fixed Rate Time-Charter Coverage

In July 2013, Teekay Tankers extended a time-charter out contract for the Aframax tanker, Kanata Spirit, for 12 months at a rate of $15,150 per day. In April 2013, Teekay Tankers commenced a 36-month time-charter out contract for the Aframax tanker, Everest Spirit, at a rate of $15,500 per day.

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“A combination of lower spot tanker rates and reduced time-charter revenue resulting from the expiry of two in-the-money time charter-out contracts during the quarter, resulted in lower cash flows in the second quarter compared to the first quarter,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “During this period of seasonal and cyclical spot tanker market weakness, we continue to focus on maintaining strong fixed-rate coverage for our fleet. In addition to the previously announced Aframax time-charter out contract we entered in April, in July, we extended another Aframax time-charter out contract for one year at a rate of $15,150 per day, which is above current spot Aframax rates. With this contract extension, our forecasted fixed-rate coverage for the next 12 months is approximately 40 percent.”

“The status of Teekay Tankers’ mortgage loan investment secured by two 2010-built VLCC conventional tankers continues to evolve,” Mr. Chan continued. “Since the borrower relinquished commercial and technical management of the vessels to Teekay in May, we have been working with the borrower and the second priority mortgagee to realize on our security. As the first priority mortgage holder, and now manager of the vessels, we believe we are in a strong position to recover our investment and to achieve most of our targeted return on this investment. Currently, one of the two vessels is trading on the spot market generating positive cash flow, while our insurers are working with the authorities to free the second vessel. Once this matter is resolved, we intend to trade this vessel in the spot tanker market for a period of time to cover, at a minimum, our operating costs while evaluating options to recover our investment in the loans.”

Mr. Chan continued, “We are confident that our investment in the VLCC mortgage loans will ultimately be realized and be cash flow positive as the spot market rate for VLCCs is currently above cash breakeven levels. Even with these loans outstanding, Teekay Tankers remains financially stable with available liquidity of approximately $255 million as at June 30, 2013 and no significant debt maturities until 2017. With Teekay Tankers’ transition to a fixed dividend policy in the first quarter of 2013, an increasing portion of our future operating cash flow will be retained as the tanker market recovers, positioning the Company for continued growth.”

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Tanker Market

Crude tanker spot rates declined slightly during the second quarter of 2013 and remain at comparatively low levels on a historical basis. In the Suezmax sector, a continued decline in West Africa to U.S. crude movements due to increased U.S. crude production, coupled with a weak VLCC market, put downward pressure on rates. In the Aframax sector, a reduction in Russian seaborne crude exports and a decline in production from North Sea fields due to seasonal maintenance, negatively impacted demand during the second quarter. However, other factors provided support to crude tanker rates during the second quarter, particularly in the Pacific region, as Asian refineries returned from spring maintenance. In the Atlantic basin, weather delays in the U.S. Gulf region tightened vessel supply at times during the second quarter although no significant tropical storm-related disruptions have occurred yet.

Asian naphtha imports averaged one million tonnes per month in the second quarter of 2013, which was positive for LR2 product tanker demand. However, several of the LR2 product tankers which had previously been trading in the crude oil spot market switched and started to compete for clean cargoes, placing downward pressure on LR2 spot rates towards the end of the second quarter.

During the first half of 2013, 14.6 million deadweight tonnes (mdwt) of tankers delivered into the world tanker fleet, the lowest first half delivery total since 2006. The level of tanker removals was relatively low at 4.1 mdwt during the first half of 2013, which resulted in net fleet growth of 10.5 mdwt, or approximately 2.1 percent. The current tanker orderbook of 51 mdwt is the lowest level since February 2001 on an absolute basis, and the lowest since April 1997 on a percentage of the total fleet basis (approximately 10 percent). Since the start of 2013, there has been an increase in new tanker orders, with 12.5 mdwt ordered in the first six months of the year compared to 6.6 mdwt ordered in the same period of 2012. Most of these orders have been for Medium-Range (MR) and LR2 product tankers. Relative to historical levels, the current pace of newbuild tanker ordering remains low compared to the annual average contracting rate of 35.8 mdwt from 2000 to 2012.

The International Monetary Fund (IMF) recently downgraded its outlook for GDP growth in 2013 to 3.1 percent down from 3.3 percent in its previous forecast, and 3.8 percent for 2014, down from 4.0 percent previously. The current outlook for 2013 oil demand growth is a modest increase of 0.9 million barrels per day (mb/d) based on the average of the International Energy Agency (IEA), Energy Information Administration (EIA), and OPEC forecasts. For 2014, the oil demand outlook is more positive, with the IEA, EIA and OPEC forecasting global oil demand growth of 1.2 mb/d, mainly driven by the non-OECD countries and China in particular. However, the call on OPEC is expected to decline by 0.2 mb/d in 2014 as non-OPEC supply growth, led by the U.S., is forecasted to outpace demand growth which could dampen demand for large crude oil tankers.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	June 30, 2013	March 31, 2013	June 30, 2012(iii)
Time-Charter Out Fleet
Suezmax revenue days	182	188	196
Suezmax TCE per revenue day(i)	$20,228	$19,718	$24,482
Aframax revenue days	877	809	569
Aframax TCE per revenue day	$17,094	$17,259	$18,467
MR revenue days	114	218	45
MR TCE per revenue day(ii)	$33,425	$28,734	$26,658
Spot Fleet
Suezmax revenue days	728	690	401
Suezmax spot TCE per revenue day	$12,150	$13,821	$22,795
Aframax revenue days	267	356	341
Aframax spot TCE per revenue day (iv)	$12,406	$11,848	$10,610
LR2 revenue days	273	270	12
LR2 spot TCE per revenue day	$12,795	$15,350	$11,126
MR revenue days	159	32	—
MR spot TCE per revenue day(v)	$13,905	$8,405	—
Total Fleet
Suezmax revenue days	910	878	597
Suezmax TCE per revenue day(i)	$13,766	$15,086	$23,348
Aframax revenue days	1,144	1,165	910
Aframax TCE per revenue day(i)	$16,001	$15,605	$15,521
LR2 revenue days	273	270	12
LR2 TCE per revenue day	$12,795	$15,350	$11,126
MR revenue days	273	250	45
MR TCE per revenue day(ii)	$24,665	$26,113	$26,658

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
(ii)	The charter rate on one of the MR tankers includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(iii)	The TCE rates in the table above exclude the results of the acquisition of the 13 conventional tankers from Teekay Corporation prior to their acquisition by the Company in June 2012.
(iv)	The combined average spot TCE rate for the Aframax tankers trading in the Aframax Pool and on non-pool voyage charters was $12,139 per day and $9,956 per day for the three months ended June 30, 2013 and March 31, 2013, respectively. All Aframax tankers in the Company’s fleet traded in the Aframax Pool for the three months ended June 30, 2012.
(v)	The combined average spot TCE rate for the MR tankers trading in the NOrient Pool and on non-pool voyage charters was $10,113 per day for the three months ended June 30, 2013. One of the Company’s MR tankers traded on a non-pool voyage charter during the three months ended March 31, 2013. Prior to this, the MR tanker was on a five-year time-charter.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of August 1, 2013:

	Owned Vessels	Chartered- in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	2	—	—	2
Aframax Tankers(i)	9	—	—	9
MR Product Tankers	1	—	—	1
VLCC Tankers	1	—	—	1

Total Fixed-Rate Fleet	13	—	—	13

Spot-rate:
Suezmax Tankers	8	—	—	8
Aframax Tankers(ii)(iii)	2	1	—	3
LR2 Product Tankers	3	—	4	7
MR Product Tankers	2	—	—	2

Total Spot Fleet	15	1	4	20

Total Teekay Tankers Fleet	28	1	4	33

(i)	Commencing April 12, 2013, the Aframax tanker Everest Spirit was time-chartered out for a three-year period at a rate of $15,500 per day.
(ii)	The Aframax tanker Star Lady time-charter in contract ended July 2013.
(iii)	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending in January 2014 with options to extend at escalating rates.

Teekay Tankers owns a 50 percent interest in a 2013-built VLCC through a joint venture with Wah Kwong Maritime Transport Holdings Limited which the Company entered into in October 2010. The newbuilding delivered in mid-June 2013 and commenced a time-charter out contract to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

Liquidity

As of June 30, 2013, the Company had total liquidity of $255.5 million (which consisted of $37.7 million of cash and $217.8 million in an undrawn revolving credit facility), compared to total liquidity of $293.5 million as at March 31, 2013.

Conference Call

The Company plans to host a conference call on August 8, 2013 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2013. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside of North America, and quoting conference ID code 8920367.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, August 15, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8920367.

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About Teekay Tankers

Teekay Tankers currently owns a fleet of 31 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, seven Long Range 2 (LR2) product tankers (including four committed newbuildings), three Medium-Range (MR) product tankers and has one time-chartered in Aframax tanker, all of which vessels an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Six Months Ended
	June, 30	March, 31	June, 30	June, 30	June, 30
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)
Time-charter revenues	22,710	24,178	32,032	46,888	67,669
Net pool revenues	15,493	16,098	16,136	31,591	32,449
Voyage charter revenue	2,433	1,850	—	4,283	—
Interest income from investment in term loans	2,856	2,827	2,872	5,683	5,734

Total revenues	43,492	44,953	51,040	88,445	105,852

OPERATING EXPENSES
Voyage expenses	2,449	2,913	107	5,362	1,429
Vessel operating expenses(2)	24,832	23,054	23,002	47,886	46,223
Time-charter hire expense	1,951	1,986	644	3,937	2,305
Depreciation and amortization	11,921	11,864	18,047	23,785	36,038
General and administrative (2)	3,362	3,561	2,322	6,923	3,660
Loss provision on investment in (3) term loans	4,511	—	—	4,511	—
Net loss on sale of vessel	—	71	—	71	—

	49,026	43,449	44,122	92,475	89,655

(Loss) income from operations	(5,534)	1,504	6,918	(4,030)	16,197

OTHER ITEMS
Interest expense	(2,604)	(2,511)	(6,654)	(5,115)	(14,215)
Interest income	20	4	11	24	21
Realized and unrealized gain (loss)(4) on derivative instruments	2,748	(766)	(3,895)	1,982	(4,974)
Other expenses	(354)	(184)	(703)	(538)	(979)

	(190)	(3,457)	(11,241)	(3,647)	(20,147)

Net loss	(5,724)	(1,953)	(4,323)	(7,677)	(3,950)

(Loss) earnings per share shareholders of Teekay Tankers(5)
- Basic and diluted	(0.07)	(0.02)	0.01	(0.09)	0.07
Weighted-average number of Class A common shares outstanding	71,091,030	71,091,030	67,411,673	71,091,030	62,943,659
- Basic and diluted
Weighted-average number of Class B common shares outstanding	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
- Basic and diluted
Weighted-average number of total common shares outstanding
- Basic and diluted	83,591,030	83,591,030	79,911,673	83,591,030	75,443,659

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(1)	The Company acquired 13 vessels from Teekay Corporation in June 2012. Results for the 13 conventional tankers for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A.
(2)	In order to more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $1.4 million and $2.9 million for the three and six months ended June 30, 2013, respectively, and $1.4 million for the three months ended March 31, 2013 have been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified were $2.1 million and $4.2 million for the three and six months ended June 30, 2012, respectively.
(3)	A loss provision on the Company’s investment in term loans of $4.5 million has been recorded for the three and six months ended June 30, 2013. The provision represents the amount the Company estimates will not be recovered, including accrued interest to June 30, 2013, from realizing on its collateral for the loans.
(4)	Includes realized losses relating to interest rate swaps of $2.5 million, $2.4 million, and $2.4 million for the three months ended June 30, 2013, March 31, 2013 and June 30, 2012, respectively, and $4.9 million and $4.8 million for the six months ended June 30, 2013 and June 30, 2012, respectively.
(5)	(Loss) earnings per share attributable to shareholders of Teekay Tankers is determined by dividing (a) net (loss) income of the Company after adjusting for the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	June 30, 2013	December 31, 2012
	(unaudited)	(unaudited)
ASSETS
Cash	37,708	26,341
Pool receivable from related parties	7,481	9,101
Accounts receivable	7,633	4,523
Interest receivable	—	1,565
Vessel held for sale	—	9,114
Prepaid assets	8,077	9,714
Investment in term loans	122,841	117,820
Due from affiliates	20,981	24,787
Vessels and equipment	867,035	885,992
Loan to joint venture	9,830	9,830
Investment in joint venture	7,289	3,457
Other non-current assets	2,958	3,412

Other non-current assets	1,091,833	1,105,656

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	16,641	21,228
Current portion of long-term debt	25,246	25,246
Current portion of derivative instruments	7,184	7,200
Deferred revenue	1,302	4,564
Due to affiliates	22,375	3,592
Long-term debt	704,968	710,455
Other long-term liabilities	24,442	31,188
Equity	289,675	302,183

Total liabilities and equity	1,091,833	1,105,656

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Month Ended
	June 30, 2013	June 30, 2012
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	17,958	8,400

FINANCING ACTIVITIES
Proceeds from long-term debt	27,136	5,000
Repayments of long-term debt	(12,623)	(900)
Prepayment of long-term debt	(20,000)	(55,000)
Proceeds from long-term debt of Dropdown Predecessor	—	2,312
Repayment from long-term debt of Dropdown Predecessor	—	(10,372)
Prepayment from long-term debt of Dropdown Predecessor	—	(15,000)
Acquisition of 13 vessels from Teekay Corporation	—	(1,078)
Net advances from affiliates	—	16,913
Contribution of capital from Teekay Corporation	—	9,728
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,217)
Cash dividends paid	(5,015)	(21,364)

Net financing cash flow	(10,502)	(3,978)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	9,119	—
Expenditures for vessels and equipment	(1,208)	(1,399)
Investment in joint venture	(4,000)	(3,035)

Net investing cash flow	3,911	(4,434)

Increase (decrease) in cash and cash equivalents	11,367	(12)
Cash and cash equivalents, beginning of the period	26,341	18,566

Cash and cash equivalents, end of the period	37,708	18,554

(1)	In accordance with GAAP, the statements of cash flows for the six-month period ended June 30, 2012, include the Dropdown Predecessor amounts for the 13 conventional tankers acquired by the Company from Teekay Corporation in June 2012 to reflect ownership of the vessels from the time they were owned and operated by Teekay Corporation.

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net (loss) income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2013		June 30, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss—GAAP basis	(5,724)	($0.07)	(4,323)	($0.05)
Add:
Net loss attributable to the Dropdown Predecessor	—	—	5,398	$0.07

Net (loss) income attributable to shareholders of Teekay Tankers	(5,724)	($0.07)	1,075	$0.01
(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps (1)	(5,276)	($0.06)	(921)	($0.01)
Loss provision on investment term loans (2)	4,511	$0.05	—	—
Other (3)	140	—	750	0.01

Total adjustments	(625)	($0.01)	(171)	$0.00

Adjusted net (loss) income attributable to shareholders of Teekay Tankers	(6,349)	($0.08)	904	$0.01

	Six Months Ended
	June 30, 2013		June 30, 2012
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net loss—GAAP basis	(7,677)	($0.09)	(3,950)	($0.05)
Add:
Net loss attributable to the Dropdown Predecessor	—		9,163	$0.12

Net (loss) income attributable to shareholders of Teekay Tankers	(7,677)	($0.09)	5,213	$0.07
(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps (1)	(6,907)	($0.08)	(1,971)	($0.03)
Loss provision on investment in term loans (2)	4,511	$0.05	—	—
Loss on vessel sale	71	—	—	—
Other (3)	140	—	750	$0.01

Total adjustments	(2,185)	($0.03)	(1,221)	($0.02)

Adjusted net (loss) income attributable to shareholders of Teekay Tankers	(9,862)	($0.12)	3,992	$0.05

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	Loss provision on investment in term loans has been recorded for the three months ended June 30, 2013. This amount represents what the Company estimates will not be recoverable, including accrued interest to June 30, 2013, from realizing on its collateral.
(3)	The amount recorded for the three and six months ended June 30, 2013, relates to the 50-percent portion of an unrealized derivative instrument loss recorded by the High Q Joint Venture, which owns the VLCC newbuilding that delivered in June 2013. The amount for the three and six months ended June 30, 2012 relates to the transaction costs related to the acquisition costs of the 13 conventional tankers in June 2012.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure—Cash Available for Distribution

Cash Available for Distribution represents net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
June 30, 2013
(unaudited)
Net loss for the period	(5,724)
Add:
Depreciation and amortization	11,921
Loss provision on investment in term loans	4,511
Other	125
Less:
Unrealized gain on interest rate swaps	(5,276)

Cash Available for Distribution	5,557

Weighted average number of common shares outstanding for the quarter ended	83,591,030

Cash Available for Distribution per share (rounded)	$0.07

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TEEKAY TANKERS LTD.

APPENDIX C—RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses is comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2013	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues	43,492	44,953	51,040	88,445	105,852
Voyage expenses	(2,449)	(2,913)	(107)	(5,362)	(1,429)

Net revenues	41,043	42,040	50,933	83,083	104,423

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker rates and the potential for a tanker market recovery; the strength of the Company’s financial position and its ability to take advantage of a tanker market recovery; the Company’s fixed coverage for the 12 months commencing June 30, 2013; the timing and certainty of the Company receiving a refund guarantee for the four LR2 newbuildings ordered from STX in April 2013 and the potential for Teekay Tankers to amend the contract terms or cancel these vessel orders prior to the time such a refund guarantee is provided; the timing and certainty for the potential sale of these VLCC vessels; the timing and certainty of the insurer of one of the VLCC mortgage loan security vessels coming to an agreement with the Egyptian authorities to free the VLCC vessel, enabling it to trade in the spot tanker market; the ability of Teekay Tankers, the technical and commercial manager of the VLCC mortgage loan security vessels, to generate positive cash flows and continue to earn a rate above the cash breakeven cost of these vessels in the future; and the impact of the fixed dividend on retaining more operating cash flow for investment in future growth. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected levels of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; failure of STX to provide a refund guarantee for the four newbuilding LR2 product tankers ordered by the Company in April 2013; the nature and extent of any amendments to the contract with STX required to secure the refund guarantees; the ability of the Company to have access to and charter and/or sale at acceptable rates or amounts, if at all, the two VLCCs that collateralize the two first–priority ship mortgage loans; increases in the Company’s expenses, including any dry docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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